U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number 000-27239

☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR

For Period Ending: June 30, 2017

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Mon Space Net Inc.

Address of Principal Executive Office:

100.3.041, 129 Offices,

Block J, Jaya One,

No. 72A, Jalan Universiti,

Section 13, 46200

Petaling Jaya, Malaysia

+60322820888

PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-Q will be filed within the next several days.

PART III: NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mon Space Net Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2017 (the “Quarterly Report”) by August 14, 2017 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the three months ended June 30, 2017 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Lai Chai Suang; +60322820888

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  YES  ☐  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  YES  ☒  NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Mon Space Net Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Mon Space Net Inc.

Dated: August 15, 2017	By:	/s/ Lai Chai Suang
Lai Chai Suang
Director, Chief Executive Officer, and Chief Financial Officer (Principal Executive Officer and Principal Accounting Officer)

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